Exhibit 4.3

Bragg Gaming Group Inc

MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE- AND TWELVE-MONTH PERIODS ENDED DECEMBER 31, 2020

TABLE OF CONTENTS

MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE- AND TWELVE-MONTH PERIODS ENDED DECEMBER 31, 2020

TABLE OF CONTENTS

1.	MANAGEMENT DISCUSSION & ANALYSIS		2

2.	CAUTION REGARDING FORWARD-LOOKING STATEMENTS		3

3.	LIMITATIONS OF KEY METRICS AND OTHER DATA		4

4.	OVERVIEW OF FINANCIAL YEAR 2020		6

	4.1	Executive summary	6

5.	FINANCIAL RESULTS		15

	5.1	Basis of financial discussion	15

	5.2	Selected Annual Information	16

	5.3	Other Financial Information	18

	5.4	Selected Financial Information	19

	5.5	Summary of Quarterly Results	21

	5.6	Liquidity and Capital Resources	21

	5.7	Cash Flow Summary	24

6	TRANSACTIONS BETWEEN RELATED PARTIES		25

7	DISCLOSURE OF OUTSTANDING SHARE DATA		26

8	CRITICAL ACCOUNTING ESTIMATES		28

9	CHANGES IN ACCOUNTING POLICY		31

10	RISK FACTORS AND UNCERTAINTIES		31

	Limited Operating History		31

	Key Personnel		32

	Additional Financing Requirements		32

	Competition		32

	Management of Growth		32

	Absence of Profits		33

	Conflicts of Interest		33

	COVID-19		34

11	ADDITIONAL INFORMATION		34

Bragg Gaming Group Inc Management Discussion & Analysis December 31, 2020	1

1.	MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Bragg Gaming Group Inc on a consolidated basis, for the three months (“Q4 2020”) and year ended December 31, 2020. References to “Bragg”, the “Company”, the “Group” or the “Corporation” in this MD&A refer to Bragg Gaming Group Inc and its subsidiaries, unless the context requires otherwise. This document should be read in conjunction with the information presented in the audited consolidated financial statements for the year ended December 31, 2020 (the “2020 Financial statements”).

For reporting purposes, the Corporation prepared the 2020 Financial statements in European Euros (“EUR”) and, unless otherwise indicated, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial information contained in this MD&A was derived from the 2020 Financial statements. Unless otherwise indicated, all references to a specific “note” refer to the notes to the 2020 Financial statements.

This MD&A references non-IFRS financial measures, including those under the headings “Selected Financial Information” and “Key Metrics” below. The Corporation believes these non- IFRS financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions. Although management believes these financial measures are important in evaluating the Corporation, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. Non- IFRS measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-IFRS financial measures used by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for period-over-period comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on the Corporation’s operating results.

For purposes of this MD&A, the term “gaming license” refers collectively to all the different licenses, consents, permits, authorizations, and other regulatory approvals that are necessary to be obtained in order for the recipient to lawfully conduct (or be associated with) gaming in a particular jurisdiction.

Unless otherwise stated, in preparing this MD&A the Corporation has considered information available to it up to March 25, 2021, the date the Corporation’s board of directors (the “Board”) approved this MD&A.

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2.	CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A may constitute forward-looking information and statements (collectively, “forward- looking statements”) within the meaning of the Canadian securities legislation and applicable securities laws, including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Corporation, its subsidiaries and their respective customers and industries. Although the Corporation and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

By their nature forward-looking statements are subject to known and unknown risks, uncertainties, and other factors which may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among other things, the Corporation’s stage of development, long-term capital requirements and future ability to fund operations, future developments in the Corporation’s markets and the markets in which it expects to compete, risks associated with its strategic alliances and the impact of entering new markets on the Corporation’s operations. Each factor should be considered carefully, and readers are cautioned not to place undue reliance on such forward-looking statements. See the section, “Risk Factors and Uncertainties”, below noting that these factors are not intended to represent a complete list of the factors that could affect the Corporation.

Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this MD&A describe the Corporation’s expectations as of March 25, 2021 and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

Bragg Gaming Group Inc Management Discussion & Analysis December 31, 2020	3

3.	LIMITATIONS OF KEY METRICS AND OTHER DATA

The Corporation’s key metrics are calculated using internal Corporation data. While these numbers are based on what the Corporation believes to be reasonable judgments and estimates of customer numbers for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its product offerings across its customer base. In addition, the Corporation’s key metrics and related estimates may differ from estimates published by third parties or from similarly titled metrics of its competitors due to differences in methodology and access to information.

For important information on the Corporation’s non-IFRS measures, see the information presented in “Key metrics” and “Selected financial information” below. The Corporation continually seeks to improve its estimates of its active customer base and the level of customer activity, and such estimates may change due to improvements or changes in the Corporation’s methodology.

Bragg Gaming: Overview and Strategy

Bragg is an innovative B2B online gaming solution provider. Leveraging its industry-leading technology, it offers a turnkey solution, including a proprietary omni-channel retail, online and mobile iGaming platform, as well as advanced casino content aggregator, sportsbook, lottery, marketing, and operational services. Renowned for its rapid and seamless integration, its content aggregator combines casino, slots, live dealer, lottery, virtual sports and instant-win game content from top tier gaming content providers, along with proprietary content, and is fully compliant with major regulated jurisdictions, allowing operators to access over 10,000 world- class games through a single account. Bragg aims to become the leading online gaming solution provider. It focuses on three key pillars in order to achieve this goal: investment in its proprietary platforms, diversification of its revenues and expansion into new geographies, and engagement with key strategic partners in the industry. Bragg has heavily invested in its platform technology since the Company’s inception, introducing new key features and capabilities each year that distinguishes it from competitors. In addition, Bragg continues to invest in its gaming content, partnering with top-tier names in the space and consistently supplementing its portfolio of games, all available via a single integration.

Bragg has nearly tripled its customer base in the last two years and continues to win large, notable clients with its popular and exclusive gaming content. Bragg’s content partners include some of the most reputable companies in the space including Evolution, NetEnt, Golden Hero and Gamomat. Its primary operations are provided through its wholly owned subsidiaries in Malta, Slovenia, and Cyprus. Bragg is compliant in Malta, Schleswig-Holstein Germany, Romania, Croatia, Czech Republic, Serbia, Columbia, Sweden, and Denmark and anticipates further new licences into the next year. The Company is particularly focused on expanding into lucrative geographies such as the United States, the UK and Latin America and has made significant strides engaging with partners in these areas.

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Bragg continues to invest in building a strong, experienced management team to drive these strategic initiatives. In the third quarter of 2020, Bragg introduced a new Chief Executive Officer, Adam Arviv and a new Chairman of the Board, Richard Carter. Adam is the founder and a continued significant shareholder of Bragg Gaming and brings over 30 years of experience in the gaming industry. Richard is an industry veteran and the previous CEO of SBTech, which he led through their merger with DraftKings.

The Company was incorporated by Articles of Incorporation pursuant to the provisions of the Canada Business Corporations Act on March 17, 2004.

Bragg Gaming Group Inc Management Discussion & Analysis December 31, 2020	5

4.	OVERVIEW OF FINANCIAL YEAR 2020

4.1	EXECUTIVE SUMMARY

Financial performance in 2020

The Group is pleased to report on an exceptional trading performance for the year ended December 31, 2020. The year was characterized with vast operational activity alongside a global pandemic, with onboarding of new customers triggering high demand for Bragg’s products and services and supporting its underlying growth. The Group has continued to deliver against its strategic objectives, achieving accelerated growth while remaining committed to revenue diversification and geographic expansion.

Revenue

The Group’s revenue1 for the period of 12 months ended December 31, 2020 increased from the same period in the previous year by 74.6% to EUR 46.4m (2019: EUR 26.6m) continuing a solid quarterly growth momentum since Q1 2019. The Group’s positive year-on-year revenue growth was derived from organic growth from its existing customer base, alongside onboarding of new strategic customers in various jurisdictions. The Group’s revenue growth was mainly derived from the games and content services which accounted for 89% of total revenues as demand for the Group’s unique games and content and technology proposition continues to grow. The Company’s growth has been underpinned by continued investment and innovation in its technology and product offering. These investments supported the hard launch of Oryx Hub and the launch of a new data analytics platform and customer engagement platform earlier this year, demonstrating the potential of the Group to further leverage its technology to accelerate growth.

The management is pleased that it continues to see positive momentum in game play, unique player numbers and its engagements level. Total wagering generated by our customers in the period were up by 73.5% from the same period in the previous year to EUR 11.8 billion (2019: EUR 6.8 billion) and the number of unique players2 using our games and content increased by 113.6% to 5.87m (2019: 2.75m). These strong numbers are a result of significant improvements to our core content offering including the recent technical developments giving the group a powerful competitive advantage.

Gross profit increased compared to the same period in the previous year by 67.8% to EUR 20.2m (2019: EUR 12.0m) with gross margins decreasing by 1.7 base points to 43.5% (2019: 45.2%). The decline is mainly attributed to a relative increase in revenues from iGaming and platform fees to games and content services which have higher associated cost of sales.

[1]	Revenue includes group share in Game and content, platform fees and management and turnkey solutions

[2]	Unique players individuals who made a real money bet at least once during the period

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Selling, general and administrative expenses increased from the same period in the previous year by 54.6% to EUR 22.8m (2019: EUR 14.8m) amounting to 49.2% of total revenue (2019: 55.5%) which reflects an improvement in the operational leverage and cost control. Main movements in the year are driven by the following:

A.	Salaries and subcontractors increased by 31.9% to EUR 9.0m (2019: EUR 6.8m) mainly as the Group's continued investment in expanding its software development, product and analytics teams during 2020 to support the rapid growth of new customers, growth of existing customers base and enhancement of its technology offering.

Share based payment costs increased by 79.9% to EUR 3.0m (2019: EUR 1.6m) predominantly due to the new share-based incentive plan award for the Bragg directors, management, and consultants. During the year ended December 31, 2020, a total of 11.1m (2019: 7.0m) share based units were issued of which a total of 10.2m were issued as part of the reorganisation of the capital structure in November 2020 supported by Bragg shareholders. Share based units issued as part of the reorganisation of the capital structure contributed EUR 3.0m (2019: Nil) to share based payment costs, EUR 0.4m (2019: 1.9m) was due to vesting of other share based units which was offset by EUR 0.4m (2019: EUR 0.3m) due to expiration of awards.

Total employee costs increased by 41.2% to EUR 12.0m (2019: EUR 8.5m).

B.	IT hosting cost increased by 16.6% to EUR 1.4m (2019: EUR 1.2m) mainly due to increase of traffic and servers cost in line with the revenue growth.

C.	Professional fees increased by 79.5% to EUR 1.5m (2019: EUR 0.8m) mainly relating to increase of audit, legal and corporate advisory services, as well as group tax advisory required with regards to restructuring of companies. Many of these costs are generated due to growth of the company and as part of the reorganisation for the uplisting to the Toronto stock exchange (“TSX”).

D.	Corporate costs increased by EUR 0.3m to EUR 0.8m (2019: 0.5m) as a result of the Group’s increased investment in corporate marketing and investor relation activities.

E.	Bad debt expense - increased by EUR 0.8m to EUR 1.1m (2019: 0.3m) due to an expectancy of the risk of the ageing and liquidity of trade receivables alongside a general provision in light of the global pandemic and its effect on the global economy.

F.	Transaction and acquisition costs - amounted to EUR 2.2m (2019: EUR 0.2m) and relates to costs associated with supporting the financing in November 2020 in the amount of EUR 1.0m (2019: Nil), legal and financial fees relating to various debt and equity raise processes that took place during the year amounting to EUR 1.2m (2019: Nil) and other costs in relation to acquisitions of EUR 0.0m (2019: 0.2m).

Bragg Gaming Group Inc Management Discussion & Analysis December 31, 2020	7

G.	The Group expansion also increased other costs compared with the 2019 financial year.

Group profitability continues to improve, with Adjusted EBITDA (note 5.2) increasing from the same period in the previous year by EUR 4.5m to EUR 5.5m (2019: EUR 1.0m). Adjusted EBITDA margins significantly increased by 8.0 base points to 11.9% (2019: 3.9%), achieved as a result of reaching higher scale and tight cost control. A reconciliation between the current year’s reported figures and the prior year’s figures to Adjusted EBITDA is shown in note 5.2.

Total net loss for the period increased by EUR 2.6m from the same period in the previous year to net loss of 14.6m (2019: net loss EUR 12.0m). This is as a result of several factors in particular the increased loss on the remeasurement of deferred and contingent consideration and accretion of liabilities of EUR 10.3m (2019: EUR 7.1m) to reflect the final earnout agreement reached between KAVO and the Group, an increase of income tax expenses to EUR 1.2m (2019: EUR 0.5m) as a result of an improved performance and a reduction in the cost of discontinued operations for this year of net comprehensive loss EUR 0.2m (2019: loss of EUR 1.5m).

Cash flow from operating activities for the twelve months ended December 31, 2020 amounted to EUR 6.7m (2019: EUR Negative 0.1m), the movement was primarily due to improvement in profitability of the underlying business and in working capital movements. Cash conversion ratio of Adjusted EBITDA to changes in cash and cash equivalents for the period was 4.6 (2019: Negative 4.6) showing again an improvement in Group operational liquidity.

Cash flow used in investing amounted to EUR 2.8m (2019: EUR 2.3m) mainly attributable to capitalized software development costs. Cash flow from finance activities amounted in EUR 22.3m (2019: Negative EUR 0.5m) which is predominantly due to the net proceeds from issuance of common shares and warrants in the November 2020 equity raise of EUR 12.1m (2019: Nil), proceeds from the exercise of warrants and broker compensation options of EUR 10.1m (2019: Nil) and proceeds from shares to be issued in a private placement that completed in January 2021 of EUR 0.6m (2019: Nil).

Cash and cash equivalents as of December 31, 2020 amounted to EUR 26.1m (December 31, 2019: EUR 0.7m).

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Financial performance in Q4 2020

Revenue:

The Group’s revenue for the three months ended December 31, 2020 increased from the same period in the previous year by 75.7% to EUR 13.8m (Q4 2019: EUR 7.8m) reflecting another consecutive quarter of strong growth momentum. The Group’s revenue was up 17.6 % from the prior quarter (Q3 2020: EUR 11.7m) due to seasonality and growth in its customer base. Total wagering generated by our customers in the three months ended December 2020 were up by 50% from the same period in the previous year to EUR 3.2 billion (Q4 2019: EUR 2.1 billion) and the number of unique players using our games and content increased by 70% to 2.5m (Q4 2019: 1.5m) demonstrating continuous improvements to our core content offering.

Expenses

Cost of revenue for the three months ended December 31, 2020 amounted to EUR 7.7m (Q4 2019: EUR 4.2m) an increase of 83.0% from the same period in the previous year. This represents 56.2% of Group revenue, an increase of 2.2 base points (Q4 2019: EUR 54.0.%) as a result of a relative increase in games and content revenues that incur higher underlying third-party costs to iGaming and turnkey projects.

Selling, General and Administrative Expenses increased by EUR 6.4m to EUR 10.4m (Q4 2019: EUR 4.0m) predominantly driven by the increase of share based payments of EUR 3.0m in November 2020 awarded to directors and management, EUR 1.7m of transaction and acquisition costs relating to financing and increased salaries and subcontractors expenses of EUR 1.0m compared to the same period in previous year.

Loss on remeasurement of deferred and contingent consideration and accretion on liabilities (both costs relating to Oryx first and second earnout payments) decreased in the three months ended December 2020 by EUR 3.4m to EUR 0.8m (Q4 2019: EUR 4.2m) as an adjustment for the agreed final payment of the Oryx earnout was recorded in the third quarter.

Profitability

Adjusted EBITDA in the three months ended December 31, 2020 amounted to EUR 1.3m (Q4 2019: EUR 0.7m) with margins decreasing by 0.3 base points to 9.1% (Q4 2019: 9.4%) largely due to the increase in professional fees and corporate costs in total of EUR 1.2m as part of the uplisting process to the Toronto stock exchange. Should the increase in professional fees and corporate costs when comparing Q4 2019 to Q4 2020 not take place, on a like-for-like basis, the Adjusted EBITDA margins would increase to approximately 17.5%.

Operating loss amounted to EUR 5.3m (Q4 2019: EUR 2.9m) an increase of EUR 2.4m from the precious period, however in order to reflect the underlying performance of the Group in the most effective way, excluding the increase in remeasurement of the deferred and contingent consideration, share based payments and transaction and acquisition costs the adjusted operating income for the period would be EUR 0.3m (Q4 2019: EUR 0.2m).

Bragg Gaming Group Inc Management Discussion & Analysis December 31, 2020	9

Cash and cash equivalents

Cash flows from operating activities during the three months ended December 31, 2020, amounted to EUR 0.1m (Q4 2019: EUR 1.7m) as a result of increase of operational expenses during the period.

Cash flow from financing activities during the three months ended December 31, 2020 amounted to EUR 22.4m (Q4 2019: negative EUR 0.2m) attributable to proceeds from issuance of common shares and warrants, net of costs of EUR 12.1m (Q4 2019: Nil), proceeds from exercise of warrants and broker compensation options of EUR 10.1m (Q4 2019: Nil) and proceeds from shares to be issued upon private placement of EUR 0.6m (Q4 2019: Nil).

Cash flows used in investing activities during the three months ended December 31, 2020 amounted to EUR 1.0m (Q4 2020: 0.1m) due to partial settlement of deferred and contingent consideration payable of EUR 0.5m and additions to intangible assets on EUR 0.6m, offset by EUR 0.2m in proceeds from the sale of discontinued operations.

Cash and cash equivalents as of December 31, 2020 amounted to EUR 26.1m (December 31, 2019: EUR 0.7m).

November 2020 equity raise

In November 2020 the Group successfully raised total CAD 36.3m through a combination of a bought deal with total gross proceeds of CAD 20.7m and CAD 15.6m through exercise of warrants and broker compensation options. The proceeds will be used to satisfy the first earn-out payment to KAVO in partial consideration of cash and equity for a previously completed acquisition of all of the issued and outstanding membership interests of its principal subsidiary, Oryx Gaming and to improve the working capital position of the group and support its expansion plan.

Post year material events:

(1)	Settlement of earn-out obligations

On January 18, 2021, the Company satisfied its earnout obligations to the vendor of Oryx Limited (Kavo) via a combination of cash and Common Shares of the Company. Settlement comprised of cash of EUR 11.6m and a total of 47m Common Shares of the Company issued to the vendor with a recorded fair-value as at December 31, 2020 of EUR 22m. The Common Shares are subject to a hold period expiring May 19, 2021.

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Subsequent to this transaction Matevž Mazij became a “control person” of the Company with total shareholding of 49m representing over 27% of the outstanding Common Shares of the Company as of the settlement date.

(2)	Warrant acceleration

On January 21, 2021, the Company announced that it has elected to exercise its right under the terms of a warrant indenture dated November 18, 2020 governing the Public Offering Warrants of the Company issued on November 18, 2020 to accelerate the expiry date of the warrants. Accordingly, the Company gave notice to all registered warrant holders that the expiry date for the Warrants is accelerated to February 22, 2021.

During the period from January 1, 2021 to February 22, 2021 a total of 15,540,822 Public Offering Warrants were exercised for cash raise of EUR 10.1m and a total of 1,605,474 Broker Warrants were exercised for cash raise of EUR 0.7m.

(3)	Graduation to the Toronto Stock Exchange (“TSX”)

On January 27, 2021, the Company announced that it had graduated to the Toronto Stock Exchange. As the market open at 09:30 am ET on the date of announcement, the Company began trading on TSX under the symbol “BRAG”. Concurrent with the TSX listing, the Company’s Common Shares were delisted from the TSX Venture Exchange.

Other:

(1)	Share Capital: As at December 31, 2020, the number of issued and outstanding shares was 131,112,480 (2019: 79,863,851), the number of outstanding awards from equity incentive plans were 15,584,102 (2019: 11,535,765), and the number of outstanding warrants were 16,559,460 (2019: 28,660,586).

(2)	Employees: Excluding discontinued operations, as at December 31, 2020, the Group employed 241 employees (2019: 208) across Slovenia, UK and Canada. Approximately 138 are part of the product and technology team, 38 are part of business development, sales and marketing, 37 are part of the platform service and turnkey solutions and 28 in corporate head-office and support services.

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Strategic progress

Bragg Gaming has a clear growth strategy to become a leading worldwide online gaming B2B solution provider. This is based on three primary pillars of growth:

1.	Enhance technology and Product offering

Oryx Hub is a fully customizable aggregator platform solution available through a one-time, seamless contract and integration process. It offers operators immediate access to an extensive library of over 10,000 games from over 100 of the industry’s leading content providers, such as Gamomat, Red Tiger, Evolution, iSoftBet, NetEnt, Quickfire, PlayNGO, EGT, Gamesys, Pragmatic Play, Kalamba Games, Peter and sons and others. Uniquely, the advanced technical developments with the Hub allows Oryx to offer promotions, customization and recommendation engines that are unique in the casino content aggregator space, giving it a powerful competitive advantage.

During the second quarter of 2020, Oryx was awarded with the leading international ISO/IEC 27001 certification, underlining the supplier’s commitment to information security. The certification will enable ORYX Gaming to continue its global expansion into regulated markets and to provide its extensive content portfolio to even more operator partners. During second half of 2020, the Group has been certified and approved to provide services in Switzerland, Bulgaria, Portugal, Latvia, Czech Republic and Spain.

The Group launched the new Player Engagement Platform that consolidates a number of functionalities that work together to increase player engagement and customer lifetime value. This includes a set of targeted promotions, such as free spins, bonuses, jackpots, leaderboards and tournaments; a multi-channel communication platform which supports traditional campaign channels such as SMS, email, social media; and a real-time campaign management system which takes the platform to the next level by allowing operators to engage players onsite in real-time. Since launch in Q2 2020, the Group has recognized very positive trends in its underlying performance indicators supporting that leaderboard tournaments result in higher player engagement and increased gameplay.

Throughout 2020, the Group launched the Data Analytics Platform which allows real-time collection and analysis of data from internal as well as third-party systems, enabling operators to gain a better understanding of its end-users and effectively segment, target and engage them by triggering activities based on behaviour and preferences. In turn, the Group benefits from increased revenues from its customers through increased operator gaming revenues.

The Group continues to invest in its human capital including talents in software development, business analytics, products, and compliance to expand into new verticals and geographies. Capitalized development costs in the year totalled EUR 2.1m (2019: EUR 1.2m) and represented 4.5% of the total revenue (2019: 4.6%).

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2.	Revenue diversification, Expansion into new Geographies and regulatory changes

The Group maintains its existing customer base with a high level of revenue retention and continues to on-board new clients and diversify its customer base. During 2020, the group successfully signed agreements with 54 new operators3, including companies such as Skillonnet, Casino Secret, Maxent, Lucky 7 Ventures, 888 and others and is in advanced discussions to secure additional new customers in various licensed jurisdictions in Europe and Latin America. During Q4 2020, 21 new operator agreements were signed for platform and content services and sales pipeline positively developed for the following year.

As a result, customer concentration from the top 10 customers4 is 58 % of total revenues for the year, down significantly from 72% of total revenues for the year ended December 31, 2019. As of December 31, 2020, the Group’s total customer base exceeded 100 customers, an increase of over 80% from December 31, 2019.

Regulatory changes:

The Group has exposure to revenues derived from customers who have predominantly German facing end-users. Germany is to become one of Europe’s largest regulated gaming markets and licences are anticipated to be issued to online casino operators by July 2021 once the transition period effectively initiated on October 15, 2020 will be replaced by state licenses. The near-term impact of the changing regulatory landscape in the German market is likely to create negative revenue headwinds mainly due to the introduction of restrictions on game play and social responsibility methods. However, our view is that, in the medium and long-term, the introduction of more regulation, similar to other established regulated markets will over time offset these negative headwinds as operators utilize more traditional marketing channels such as Television and print media, which in turn helps increase participation and eventually the overall market size. The Group will continue to monitor how the German market adjusts to the new regulatory framework and, is already closely working with its German facing customers on helping to mitigate future adverse conditions.

3.	Establishing strategic partnerships

The Group is constantly exploring strategic partnership opportunities in new markets, leveraging the strength of its technology, product offering and the knowledge and experience of its talented team. During the year, the Group signed various partnership deals for its player account management system (PAM) such as Stanleybet (Romania), Casino Arena and Senator (Croatia) and the Group also agreed to a deal with the biggest Dutch land-based casino JHV, all of which attest to the strength of our product and technology offering and the enhance the quality and longevity of our offering. In the end of 2019, Bragg signed a new partnership deal with New York-based Seneca Gaming Corporation (SGC), representing the Group’s entry into the US market.

3 An operator is a licensed entity that contracts directly or indirectly with the group for B2B gaming services

4 A customer is a licensed entity that contracts directly with the group for B2B gaming services

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As part of the agreement, the Group is providing casino services and its player account management system (PAM) to SGC’s three New York Casinos. The agreement is in partnership with Kambi Group Plc, a provider of premium sports betting services to licensed B2B gaming operators. Throughout the year, Bragg has dedicated resources to advance its technical, product and regulatory specification work in order to finalise the integration road map. Bragg is now fully prepared to initiate integration. Entry into the U.S. market has been an initiative for the Group since the company’s inception, and this series of agreements marks a significant milestone for the Company.

On January 26, 2021, the Group announced the acceleration of its investment into the US and Canadian market with further enhancement of its technology offering, regulatory and legal and business development as part of the group strategy and to establish long term partnership with local operators in gaming market share in the most lucrative markets in the world.

Outlook and Guidance

The Group’s solid financial growth has continued into the first quarter of 2021 with revenue tracking management expectations for the full year results. With a solid performance throughout the financial year 2020, management is confident in achieving its objectives for the 2021 year- end. The Group continues to grow and diversify its global footprint, winning new customers in new jurisdictions and securing recurring revenues for next financial year. Guidance for 2021 remains unchanged.

The global outbreak of COVID-19 (coronavirus), has had, and continues to have, a significant impact on the global economy. The Corporation derives the majority of its revenue from online casino gaming, a sector that has largely benefited from the various international “lock-downs” which require people to stay at home. As a result, such virtual forms of entertainment have prevailed in a similar fashion to the various streaming businesses such as Netflix. Furthermore, the Corporation has limited exposure to sports betting revenues, which have been impacted by the lack of professional sports. Management continues to monitor the effects COVID-19 on the Group’s performance and will amend its forecasts as, and if, it deems necessary.

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5.	FINANCIAL RESULTS

5.1	BASIS OF FINANCIAL DISCUSSION

The financial information presented below has been prepared to examine the results of operations from continuing activities. During the year ended December 31, 2019, the Company decided to discontinue its online media business unit. As such, the performance of the online media division has been excluded.

The presentation currency of the Company is the Euro, whilst the functional currencies of its subsidiaries are Euro, Canadian dollar, United States dollar, and British pound sterling due to primary location of individual entities within the Group. The presentation currency of the Euro has been selected as it best represents the majority of the Company’s economic inflows, outflows as well as its assets and liabilities.

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5.2	SELECTED ANNUAL INFORMATION

The following is selected financial data of the Company for each of the three most recently completed financial years. In February 2019, the Company changed its fiscal year-end to December 31, from its previous fiscal year-end of March 31. Consequently, the second comparative period is for the nine months ended December 31, 2018.

The primary non-IFRS financial measure which the Company uses is Adjusted EBITDA5. When internally analyzing underlying operating performance, management excludes certain items from EBITDA (earnings before interest, tax, depreciation, and amortization).

	Year Ended	Year Ended	Nine Months Ended
	December 31	December 31	December 31
EUR 000	2020	2019	2018
Revenue	46,421	26,592	767
Net Loss from continuing operations	(14,476)	(10,376)	(4,765)
EBITDA	(9,023)	(6,001)	(4,722)
Adjusted EBITDA	5,546	1,041	(403)

Basic and diluted loss per share-continuing operations	(0.17)	(0.14)	(0.16)

	As at	As at	As at
	December 31	December 31	December 31
	2020	2019	2018
Total assets	72,094	43,880	45,268
Total non-current financial liabilities	593	14,924	17,599

Dividends paid	nil	nil	nil

In February 2019, the Company changed its fiscal year-end to December 31, from its previous fiscal year-end of March 31. Consequently, the second comparative period is for the nine months ended December 31, 2018.

After excluding the discontinued operation of the online media division, revenues reported for the nine months ended December 31, 2018 consist of revenues from the online B2B online gaming operation of Oryx Gaming International LLC acquired on December 20, 2018.

5 Adjusted EBITDA excludes income or expenses that relate to exceptional items and non-cash share-based charges and includes deductions for lease expenses that are recognized as part of depreciation and finance charges under IFRS 16.

Bragg Gaming Group Inc Management Discussion & Analysis December 31, 2020	16

Non-current financial liabilities predominantly consisted of deferred and contingent consideration payable of EUR 17.3m as at December 31, 2018, EUR 14.3m as at December 31, 2019 and EUR Nil as at December 31, 2020. All deferred and contingent consideration was settled in full on January 18, 2021.

With the exception of EBITDA and Adjusted EBITDA, the financial data has been prepared to conform with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These accounting principles have been applied consistently across for all three reporting periods.

Bragg Gaming Group Inc Management Discussion & Analysis December 31, 2020	17

5.3	OTHER FINANCIAL INFORMATION

To supplement its 2020 financial statements presented in accordance with IFRS, the Corporation considers certain financial measures that are not prepared in accordance with IFRS. The Corporation uses such non-IFRS financial measures in evaluating its operating results and for financial and operational decision-making purposes. The Corporation believes that such measures help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that it excludes in such measures.

The Corporation also believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents.

A reconciliation of operating loss to EBITDA and Adjusted EBITDA is as follows:

	Year Ended December 31,
EUR 000	2020	2019
Operating loss	(11,896)	(8,081)
Depreciation and amortization	2,873	2,080

EBITDA	(9,023)	(6,001)
Depreciation of right-of-use assets	(191)	(167)
Lease interest expense	(23)	(16)
Share based payments	2,963	1,647
Transaction and acquisition costs	2,212	166
Exceptional costs	332	65
Loss (gain) on remeasurement of deferred and contingent consideration	9,276	5,347

Adjusted EBITDA	5,546	1,041

Exceptional costs include one-time costs for the Company, of which EUR 0.3m (2019: 0.1m) related to severance.

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5.4	SELECTED FINANCIAL INFORMATION

Selected financial information is as follows:

	Year Ended December 31,
EUR 000	2020	2019
Revenue	46,421	26,592
Operating loss	(11,896)	(8,081)
EBITDA	(9,023)	(6,001)
Adjusted EBITDA	5,546	1,041

	As at	As at
	December 31	December 31
	2020	2019
Total assets	72,094	43,880
Total liabilities	32,197	37,264

TRADE AND OTHER RECEIVABLES

	As at	As at
	December 31	December 31
EUR 000	2020	2019
Less than one month	9,563	5,452
Between two and three months	1,193	253
Greater than three months	1,296	1,416
	12,052	7,121
Provision for expected credit losses	(1,755)	(941)
Trade and Other Receivables	10,297	6,180

Bragg Gaming Group Inc Management Discussion & Analysis December 31, 2020	19

TRADE PAYABLES AND OTHER LIABILITIES

	As at	As at
	December 31,	December 31
	2020	2019
Trade payables	6,406	5,146
Accrued liabilities	6,099	2,048
Sales tax payable	4,356	1,058
Other payables	107	605
Trade Payables and Other Liabilities	16,968	8,857

Bragg Gaming Group Inc Management Discussion & Analysis December 31, 2020	20

5.5	SUMMARY OF QUARTERLY RESULTS

The following table presents the selected financial data for continuing operations for each of the past eight quarters of the Group.

Since prior publication of these quarterly results, the Group has modified Adjusted EBITDA to include an adjustment for right-of-use asset expenditure, i.e., office lease expenditure. Right-of- use asset expenditure is recorded as a combination of depreciation of right-of-use asset expense and lease interest expense under IFRS 16 and was introduced on January 1, 2019.

	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
	2019				2020
EUR 000	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenue	6,136	5,875	6,740	7,841	8,784	12,145	11,714	13,778
Operating income (loss)	(136)	(4,973)	(77)	(2,895)	(5,080)	762	(2,282)	(5,296)
EBITDA	346	(4,427)	456	(2,376)	(4,296)	1,429	(1,533)	(4,623)
Adjusted EBITDA	379	(279)	204	737	702	1,751	1,834	1,259
Loss per share (EUR)
- Basic and diluted	(0.03)	(0.06)	(0.00)	(0.07)	(0.07)	(0.01)	(0.04)	(0.05)

5.6	LIQUIDITY AND CAPITAL RESOURCES

The Corporation’s principal sources of liquidity are its cash generated from operations. Currently available funds consist primarily of cash on deposit with banks. The Corporation calculates its working capital requirements from continuing operations as follows:

	As at	As at
	December 31	December 31
EUR 000	2020	2019
Cash and cash equivalents	26,102	682
Trade and other receivables	10,297	6,180
Prepaid expenses and other assets	263	333
Consideration receivable	148	-
Current liabilities excluding deferred and contingent consideration and available for sale liabilities	(18,521)	(9,820)
Net working capital	18,289	(2,625)
Deferred and contingent consideration	(11,521)	(9,482)
Net current liabilities from continuing operations	6,768	(12,107)

Bragg Gaming Group Inc Management Discussion & Analysis December 31, 2020	21

On November 13, 2020, the Company amended and restated the September 29, 2020 amending agreement with K.A.V.O. Holdings Limited, as vendor (the "Oryx Vendor"), and Matevž Mazij, to extend the due date for settlement of the equity component of the earn-out to December 1, 2021, if and only if, shareholders do not approve the transactions, or the meeting of shareholders is postponed. The equity component of the earnout payments was agreed at fair value of EUR 22,000 for 47,000,000 Common Shares of the Company. Upon shareholder approval on November 27, 2020, EUR 22,000 was transferred from deferred and contingent consideration payable in current liabilities to shares to be issued in equity. All contingent liabilities were settled in full to the Oryx Vendor on January 18, 2021 upon shareholder approval.

The undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at December 31, 2020 for each of the next five years and thereafter are below:

	2021	2022	2023	2024	2025	Thereafter	Total
Trade payables and other liabilities	16,968	-	-	-	-	-	16,968
Lease obligations on right of use assets	160	157	157	157	157	-	788
Deferred and contingent consideration	11,521	-	-	-	-	-	11,521
	28,649	157	157	157	157	-	29,277

MARKET RISK

The Corporation is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

FOREIGN CURRENCY EXCHANGE RISK

The Corporation is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than EUR, which is both the reporting currency and primary contracting currency of the Corporation’s customers. Accordingly, changes in exchange rates may in the future reduce the purchasing power of the Corporation’s customers thereby potentially negatively affecting the Corporation’s revenue and other operating results.

The Corporation has experienced and will continue to experience fluctuations in its net earnings as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

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LIQUIDITY RISK

The Corporation is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring its forecasted and actual cash flows, and matching maturity profiles of financial assets and liabilities.

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5.7	CASH FLOW SUMMARY

The cash flow from continuing operations may be summarized as follows:

	Year Ended December 31,
EUR 000	2020	2019
Operating activities	6,729	(98)
Investing activities	(2,777)	(2,298)
Financing activities	22,263	(521)
Effect of foreign exchange	(307)	(276)
Net cash flow from continuing operations	25,908	(3,193)

Cash flows used in investing activities is primarily due to capitalised development costs:

	Year Ended December 31,
EUR 000	2020	2019
Purchases of property and equipment	(223)	(120)
Proceeds from sale of equipment	-	16
Additions in intangible assets	(2,286)	(1,555)
Proceeds from sale of discontinued operations	259	-
Deferred and contingent consideration payments	(527)	(639)
Cash Flows Used in Investing Activities	(2,777)	(2,298)

Cash flows from (used in) financing activities comprises of EUR 12.1m from November 2020 equity raise and EUR 10.1m from exercise of warrants and broker compensation options in the year ended December 31, 2020 (2019: Nil):

	Year Ended December 31,
EUR 000	2020	2019
Proceeds from issuance of common shares and warrants	12,127	-
Proceeds from exercise of warrants and broker compensation options	10,069	-
Proceeds from exercise of stock options	18	-
Proceeds from shares to be issued upon private placement	608	-
Repayment of lease liability	(212)	(109)
Repayment of loans	-	(375)
Interest income	6	4
Interest and financing fees	(353)	(41)
Cash Flows From (Used in) Financing Activities	22,263	(521)

Bragg Gaming Group Inc Management Discussion & Analysis December 31, 2020	24

6	TRANSACTIONS BETWEEN RELATED PARTIES

The Company’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Company and its consolidated entities have been eliminated on consolidation and are not disclosed in this note.

The Company’s key management personnel are comprised of members of the Board and the executive team which consists of the Interim Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Chief Strategy Officer (“CSO”) and Managing Director of Oryx. Three key management employees are also shareholders in the Company. Transactions and balances between the Company and its key management personnel are as follows:

•      Revenues for the year ended December 31, 2020 to a shareholder of the Company totalled EUR 23 (year ended December 31, 2019: EUR 33)

•      Total compensation for salaries, director fees, share-based payments and short-term employee benefits of key management personnel of the Company for the year ended December 31, 2020 totalled EUR 4,559 (year ended December 31, 2019: EUR 2,230)

•      Loss on remeasurement of deferred and contingent consideration payable to the Managing Director of Oryx for the year ended December 31, 2020 totalled EUR 9,276 (year ended December 31, 2019: EUR 5,347)

•      Interest expense on deferred and contingent consideration payable to the Managing Director of Oryx for the year ended December 31, 2020 totalled EUR 266 (year ended December 31, 2019: nil)

•      During the year ended December 31, 2020, a total of EUR 560 in payments were made to the Managing Director of Oryx for deferred consideration (year ended December 31, 2019: EUR 639)

•      During the year ended December 31, 2020, a total of EUR 176 in payments were made to the Managing Director of Oryx for interest on deferred and contingent consideration payable (year ended December 31, 2019: nil)

•      As at December 31, 2020, EUR 4 of trade and other receivables was receivable from the Managing Director of Oryx and other shareholders (December 31, 2019: EUR nil)

•      As at December 31, 2020, EUR nil of prepaid expenses and other assets was receivable from a shareholder of the Company (December 31, 2019: EUR 98)

•      As at December 31, 2020, EUR 166 of trade payables and other liabilities was due to the CEO, CFO, the Managing Director of Oryx and member of Board (December 31, 2019: EUR 278)

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•      As at December 31, 2020, EUR 11,521 of deferred and contingent consideration was payable to the Managing Director of Oryx (December 31, 2019: EUR 23,732)

•      As at December 31, 2020 EUR 22,000 of shares to be issued to the Managing Director of Oryx was recognized in the consolidated statements of changes in equity (December 31, 2019: EUR nil)

•      During the year ended December 31, 2020, EUR 246 additional share capital was recognized in the consolidated statements of changes in equity with a corresponding reduction in contributed surplus for exercise of stock options by former key management personnel of the Company (year ended December 31, 2019: nil)

7	DISCLOSURE OF OUTSTANDING SHARE DATA

On October 26, 2020, the Company announced that it has entered into an agreement with a syndicate of underwriters pursuant to which the underwriters have agreed to purchase 17,860,000 units (the "Units") from the treasury of the Company, at a price of $0.70 CAD per Unit and offer them to the public by way of short form prospectus for total gross proceeds of approximately $12,500,000 CAD (the "Offering"). On October 27, 2020, the Company agreed to increase the size of the Offering whereby the Underwriters agreed to purchase 25,715,000 Units for aggregate gross proceeds of $18,000,500 CAD.

Each Unit consist of one Common Share (each a "Common Share") of the Company and one half of one Warrant (each whole warrant, a "Warrant") of the Company. Each Warrant entitles the holder thereof to purchase one Common Share at a price equal to $1.00 CAD for a period of 36 months following the closing of the Offering. The Warrants include an acceleration provision, exercisable at the Company's option, if the Company's daily volume weighted average share price is greater than $1.50 CAD for at least ten consecutive trading days.

In addition, the Company granted the Underwriters an option (the "Over-Allotment Option") to purchase up to an additional 15% of the Units of the Offering on the same terms exercisable at any time up to 30 days following the closing of the Offering, for market stabilization purposes and to cover over-allotments, if any. Closing of the Offering occurred on November 18, 2020.

Bragg Gaming Group Inc Management Discussion & Analysis December 31, 2020	26

The number of equity-based instruments granted or issued may be summarized as follows:

	December 31	March 25
	2020	2021
Common shares	131,112,480	198,238,111
Warrants	14,785,125	-
Broker Warrants	1,774,335	168,861
Fixed Stock Options	12,284,102	14,270,852
Restricted Share Units	2,100,000	1,600,000
Deferred Share Units	1,200,000	1,299,000
	163,256,042	215,576,824

The increase of 67,125,631 in Common Shares between the reporting date and the date of this MD&A is due to the issuance of 47,000,000 Common Shares as a result of the settlement of the earnout with K.A.V.O. Holdings Limited, 15,540,822 as a result of exercise of warrants, 1,605,474 as a result of exercise of broker warrants, 2,479,335 due to the private placement on January 13, 2021 and 500,000 were as a result of exercise of restricted share units.

The decrease in warrants was due to exercise of 15,540,822 warrants and expiry of 47,038 warrants, offset by an issue of 802,735 warrants upon exercise of 1,605,474 broker warrants.

Fixed stock options increased by 1,986,750 due to issuance of 1,989,000 tandem options to members of the Board, offset by reduction of 2,250 options due to expiration. Restricted share units reduced by 500,000 due to conversion and deferred share units increased by 99,000 due to grant of units to key management personnel.

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8	CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires management to make estimates and judgments in applying the Company’s accounting policies that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes.

Within the context of the consolidated financial statements, a judgment is a decision made by management in respect of the application of an accounting policy, a recognized or unrecognized financial statement amount and/or note disclosure, following an analysis of relevant information that may include estimates and assumptions. Estimates and assumptions are used mainly in determining the measurement of balances recognized or disclosed in the consolidated financial statements and are based on a set of underlying data that may include management’s historical experience, knowledge of current events and conditions and other factors that are believed to be reasonable under the circumstances.

Management continually evaluates the estimates and judgments it uses.

The following are the accounting policies subject to judgments and key sources of estimation uncertainty that the Company believes could have the most significant impact on the amounts recognized in the consolidated financial statements.

Impairment of non-financial assets (property and equipment, right-of-use assets, intangible assets and goodwill)

-	Judgments made in relation to accounting policies applied

Management is required to use judgment in determining the grouping of assets to identify their CGUs for the purposes of testing property and equipment, intangible assets and right-of-use assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment.

The Company has determined that B2B Online Gaming and Online Media are two separate CGUs for the purposes of property and equipment, intangible assets and right-of-use asset impairment testing. For the purpose of goodwill impairment testing, CGUs are grouped at the lowest level at which goodwill is monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.

Bragg Gaming Group Inc Management Discussion & Analysis December 31, 2020	28

-	Key sources of estimation

In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. The Company determines fair value less costs to sell using such estimates as market rental rates for comparable properties, recoverable operating costs for leases with tenants, non- recoverable operating costs, discount rates, capitalization rates and terminal capitalization rates. The Company determines value in use by using estimates including projected future revenues, earnings and capital investment consistent with strategic plans presented to the Board. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.

Impairment of accounts receivable

In each stage of the ECL impairment model, impairment is determined based on the probability of default, loss given default, and expected exposures at default. The application of the ECL model requires management to apply the following significant judgments, assumptions, and estimations:

-	movement of impairment measurement between the three stages of the ECL model, based on the assessment of the increase in credit risks on accounts receivables. The assessment of changes in credit risks includes qualitative and quantitative factors of the accounts, such as historical credit loss experience and external credit scores;

-	thresholds for significant increase in credit risks based on changes in probability of default over the expected life of the instrument relative to initial recognition; and

-	forecasts of future economic conditions.

Leases

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate lease term on a lease-by-lease basis. Management considers all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option including investments in major leaseholds and past business practice and the length of time remaining before the option is exercisable. The periods covered by renewal options are only included in the lease term if management is reasonably certain to renew. Management considers reasonably certain to be a high threshold. Changes in the economic environment or changes in the office rental industry may impact management’s assessment of lease term, and any changes in management’s estimate of lease terms may have a material impact on the Company’s consolidated statements of financial position and consolidated statements of loss and comprehensive loss.

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-	Key sources of estimation

In determining the carrying amount of right-of-use assets and lease liabilities, the Company is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determined. Management determines the incremental borrowing rate using a base risk-free interest rate estimated by reference to the bond yield with an adjustment that reflects the Company’s credit rating, the security, lease term and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change due to changes in the business and macroeconomic environment.

Warrants and share options

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the model used and the inputs therein to valuate the value of share option grants and issued warrants. Management considers all facts and circumstances for each grant issuance on an individual basis.

-	Key sources of estimation

In determining the fair value of warrants and share options, the Company is required to estimate the future volatility of the market value of the Company’s shares by reference to its historical volatility or comparable companies over the previous years, a risk-free interest rate estimated by reference to the Government of Canada bond yield, and a dividend yield of nil.

Contingent consideration

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate fair value of contingent consideration and considers all facts and circumstances relevant to the acquisition’s future earnings upon which the liability is calculated. Any changes in the economic environment or operational activity of the acquisition may impact management’s assessment of the liability and may have a material impact on the Company’s consolidated statements of financial position and consolidated statements of loss and comprehensive loss.

-	Key sources of estimation

In determining the fair value of contingent consideration, the Company is required to estimate the future earnings generated by the acquisition over an agreed period after the acquisition and apply defined and fixed rules in order to calculate the expected future payment. The Company determines fair value by using estimates including projected future earnings of the acquisition consistent with strategic plans presented to the Board. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.

Bragg Gaming Group Inc Management Discussion & Analysis December 31, 2020	30

9	CHANGES IN ACCOUNTING POLICY

Apart from adopting new IFRS standards on their effective date, the Company changed its accounting policy related to presentation currency in the year ended December 31, 2019 from Canadian dollars to Euros to better align the functional currency and presentation currency of its main operating business. As a result, the Company presented its consolidated financial statements in accordance with IAS 8, Accounting policies, changes in accounting estimates and errors ("IAS 8") and presented an opening statement of financial position as at March 31, 2018.

There have been no changes in the Company’s accounting policies in any of the reporting periods discussed in this MD&A.

10	RISK FACTORS AND UNCERTAINTIES

Certain factors, listed below, may have a material adverse effect on the Corporation’s business, financial condition, and results of operations. Current and prospective investors should carefully consider the risks and uncertainties and other information contained in this MD&A and the Financial Statements.

The risks and uncertainties described herein and therein are not the only ones the Corporation may face. Additional risks and uncertainties that the Corporation is unaware of, or that the Corporation currently believes are not material, may also become important factors that could adversely affect the Corporation’s business. If any of such risks actually occur, the Corporation’s business, financial condition, results of operations, and future prospects could be materially and adversely affected.

LIMITED OPERATING HISTORY

The Corporation has a limited operational history. The Corporation has never paid dividends and has no present intention to pay dividends. The Corporation is in the early commercialization stage of its business and therefore will be subject to the risks associated with early stage companies, including uncertainty of revenues, markets and profitability and the need to obtain additional funding. The Corporation will be committing, and for the foreseeable future will continue to commit, significant financial resources to marketing, product development and research. The Corporation's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development. Such risks include the evolving and unpredictable nature of the Corporation's business, the Corporation's ability to anticipate and adapt to a developing market and the ability to identify, attract and retain qualified personnel. There can be no assurance that the Corporation will be successful in doing what is necessary to address these risks.

Bragg Gaming Group Inc Management Discussion & Analysis December 31, 2020	31

KEY PERSONNEL

The success of the Corporation may be dependent on the services of its senior management and consultants. The experience of these individuals may be a factor contributing to the Corporation's continued success and growth. The loss of one or more of its key employees or consultants could have a material adverse effect on the Corporation's operations and business prospects. In addition, the Corporation's future success will depend in large part on its ability to attract and retain additional highly skilled technical, management, sales and marketing personnel. There can be no assurance that the Corporation will be successful in attracting and retaining such personnel and the failure to do so could have a material adverse effect on the Corporation's business, operating results, and financial condition.

ADDITIONAL FINANCING REQUIREMENTS

In order to accelerate the Corporation's growth objectives, it may need to raise additional funds from lenders and equity markets in the future. There can be no assurance that the Corporation will be able to raise additional capital on commercially reasonable terms to finance its growth objectives. The ability of the Corporation to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing on terms satisfactory to the Corporation. If additional financing is raised by the issuance of common shares from the treasury of the Corporation, control of the Corporation may change, and shareholders may suffer additional dilution to current levels as a result of shares under option and broker warrants.

COMPETITION

The Corporation may not be able to compete successfully against current and future competitors, and the competitive pressures the Corporation faces could harm its business and prospects. Broadly speaking, the market for gambling businesses and media companies is highly competitive. The level of competition is likely to increase as current competitors improve their product offerings and as new participants enter the market. Some of the Corporation's current and potential competitors have longer operating histories, larger customer bases, greater name and brand recognition and significantly greater financial, sales, marketing, technical and other resources than the Corporation. Additionally, these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with products the Corporation markets and distributes.

New technologies and the expansion of existing technologies may also increase competitive pressures on the Corporation. Increased competition may result in reduced operating margins as well as loss of market share.

MANAGEMENT OF GROWTH

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its operating systems and systems of internal controls. The Corporation's ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base.

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The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations, and prospects. While management believes that it will have made the necessary investments in infrastructure to process anticipated volume increases in the short term, the Corporation may experience growth in the number of its employees and the scope of its operating and financial systems, resulting in increased responsibilities for the Corporation's personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Corporation will also need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate, manage and retain its employees. There can be no assurance that the Corporation will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Corporation's operations or that the Corporation will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth.

ABSENCE OF PROFITS

The Corporation has not earned any profits to date and there is no assurance that it will earn any profits in the future, or that profitability, if achieved, will be sustained. A significant portion of the Corporation's financial resources will continue to be directed to the development of its products and to marketing activities. The success of the Corporation will ultimately depend on its ability to generate revenues such that the business development and marketing activities may be financed by revenues from operations instead of external financing. There is no assurance that future revenues will be sufficient to generate the required funds to continue such business development and marketing activities.

CONFLICTS OF INTEREST

Certain proposed directors and officers of the Corporation may become associated with other reporting issuers or other Companies which may give rise to conflicts of interest. In accordance with the Canada Business Corporations Act, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with the Corporation are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Corporation, as the case may be. Certain of the directors have either other employment or other business or time restrictions placed on them and accordingly, these directors will only be able to devote part of their time to the affairs of the Corporation.

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COVID-19

In December 2019 there was a global outbreak of COVID-19 (coronavirus), which has had a significant impact on businesses through the restrictions put in place by the national, provincial and municipal governments around the world regarding travel, business operations and isolation/quarantine orders.

At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Corporation as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put, in place by Canada and other countries to fight the virus.

Our main priorities in dealing with the COVID-19 situation are to minimize the risk of spreading the virus and to create a safe workplace for our employees as well as to maintain the operation for our operators. We continue to comply with all the requirements from the authorities in the countries we operate in, and in many instances we have taken more far-reaching initiatives. Thanks to the measures that have been implemented in terms of social distancing, changed working processes and routines for our employees, our operations have been able to continue without any large negative effects.

However, the Corporation derives the majority of its revenue from online casino gaming. This sector has largely benefited from the various international “lock downs”, requiring people to stay at home. As a result, such forms of entertainment have prevailed in a similar fashion to the various streaming businesses such as Netflix have. Furthermore, the Corporation has limited exposure to sports betting revenues that have obviously been impacted by the lack of professional sports.

As at the time of publishing, the Corporation’s financial performance, financial position and cash flow has been positively impacted as a result of people staying at home. Management will continue to monitor events and effects to the Corporation closely and will amend its forecasts as and when it deems necessary.

11	ADDITIONAL INFORMATION

Additional information relating to the Corporation, including the Corporation’s annual information form, quarterly and annual reports and supplementary information is available on SEDAR at www.sedar.com.

Press releases and other information are also available in the Investor section of the Corporation’s website at www.bragg.games.

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